ICZOOM GROUP INC.

VIA EDGAR

Ms. Kate Beaukenkamp

United States Securities and Exchange Commission

Division of Trade & Services

100 F Street, N.E.

Washington, DC 20549

February 26, 2025

Re:	ICZOOM Group Inc.
Registration Statement on Form F-3
Filed February 26, 2025
File No. 333-284959

Dear Ms. Beaukenkamp:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ICZOOM Group Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on February 28, 2025, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ICZOOM Group Inc.

By:	/s/ Lei Xia
Name:	Lei Xia
Title:	Chairman of the Board and Chief Executive Officer

cc:	Arila Zhou, Esq.,

Robinson & Cole LLP